C. Edward Chaplin

Chief Financial Officer

MBIA Inc.

113 King Street, Armonk, NY 10504

Tel. (914) 765-3925 Fax (914) 765-3080

Chuck.Chaplin@mbia.com

www.mbia.com

March 19, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549

Re:	MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 1-9583

Dear Mr. Rosenberg:

MBIA Inc. (“MBIA” or the “Company”) is pleased to respond to your letter dated February 24, 2009 in which you provided additional comments to our letter dated February 13, 2009 regarding the filings referenced above. For your convenience, we have reproduced your comments followed by our corresponding responses.

Form 10-Q for the quarter ended September 30, 2008

Note 6 – Fair Value of Financial Instruments

Derivatives – Insurance, page 17

SEC Comment:

1.	We note management’s assertion in your response to prior comment 2 that ceding commissions are not material on purchased protection accounted for as a derivative. Should the ceding commissions become material and you believe that they should be excluded from your CDS fair value computation; we suggest that you pre-clear your accounting treatment with the staff.

MBIA Response:

Your comment is duly noted.

SEC Comment:

2.	We acknowledge your response to prior comment 3. Please disclose the illiquidity premium used to determine fair value at each reporting period and disclose reasons for the changes in the assumed illiquidity premium at each reporting date.

MBIA Response:

MBIA uses illiquidity premiums equal to the spread on the most senior triple-A rated tranches of CMBX indexes 1 through 4 (as reported on markit.com) as an input in its calculation of the fair value of its insured credit derivatives. For each insured transaction, the illiquidity premium is set to the appropriate CMBX spread through the following process: the collateral in the insured CDS transaction is matched to a CMBX index based on the origination year of the collateral, and then the spread on the most senior triple-A rated tranche of that index is used as the illiquidity premium for that transaction. Our illiquidity premium will change each reporting period as the spread of the corresponding CMBX index changes. The following table presents the illiquidity premiums, based on origination year, used by MBIA for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008.

	CMBX 1 Originated Late 2005 and Early 2006	CMBX 2 Originated Mid 2006	CMBX 3 Originated Late 2006 and Early 2007	CMBX 4 Originated Mid 2007
March 31, 2008	111	122	146	150
June 30, 2008	99	119	119	135
September 30, 2008	95	124	165	165
December 31, 2008	254	336	496	509

SEC Comment:

3.	In order to help us understand the disclosure you propose in response to prior comment 6, please tell us and consider the need for revised disclosure concerning the following:

a.	The certain portions of the derivative liability your disclosure refers to;

b.	What the non-MBIA credit adjusted value represents; and

c.	The reason that this change is a change in estimate versus a correction of an error as your ability to pay these losses over time had been known to you at the time the CDS transaction was entered into.

MBIA Response:

The portions of the derivative liability our disclosure refers to are transactions in which MBIA insured mezzanine or senior tranches of CDO transactions. The liability for these transactions resulted from collateral defaults in excess of the attachment point of each transaction.

The non-MBIA credit adjusted value, or unadjusted value, represents the fair value of MBIA’s insured credit derivatives before adjusting the value for MBIA’s nonperformance risk.

We believe that the change made by the Company in the third quarter of 2008 represents a change in the application of a valuation technique; specifically, the application of the valuation of nonperformance risk on collateral defaults that exceeded the attachment point in certain transactions, and therefore, a change in the estimate under generally accepted accounting principles. We assess the appropriateness of all our valuations in conjunction with the preparation of our financial statements or on a more frequent basis as needed. As valuation results change from period to period, we undertake a rigorous process to understand these changes and assess whether a market participant would consider such changes reasonable. We consider this assessment and the resulting changes to our valuation techniques to be appropriate in calculating fair values in accordance with SFAS 157.

In certain CDS contracts, the value of collateral has deteriorated in excess of the amount of subordination below MBIA’s insured tranche. MBIA refers to this erosion of collateral in excess of its subordination as “burn-through.” Burn-through represents a component of the fair value of our insured derivatives. Prior to the third quarter of 2008, the burn-through in our insured CDSs was not significant so the Company did not apply the effects of its own nonperformance risk to this component of fair value. In the third quarter 2008, the burn-through amount became a material component of the valuation of certain insured CDS contracts. As part of the Company’s third quarter 2008 valuation process, management re-assessed the inputs and assumptions related to the burn-through component of fair value. As a result of this assessment, management determined that a market participant in our principal market would recognize that the liabilities represented by the amount of burn-through should be treated as long-term because the Company has the option to pay these liabilities over time. As the burn-through was not significant prior to the third quarter of 2008, the affects of our nonperformance risk on the burn-through component of the valuation output was also not significant.

The amounts of the gross burn-through (prior to reinsurance and the Company’s nonperformance risk adjustment) and the amount of the total gross fair value of the insured derivatives (prior to reinsurance and the Company’s nonperformance risk adjustment) are provided below.

(Dollars in millions)	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008
Gross burn-through	$32	$72	$590	$1,180	$3,476
Total unadjusted fair value of insured derivatives	$4,459	$12,530	$12,440	$12,955	$21,744
Burn-through as a percent of total unadjusted fair value of insured derivatives	0.7%	0.6%	4.7%	9.1%	16.0%

As inputs into our valuation models change, we will continue to evaluate the reasonableness of the outputs and may make further changes or revisions to inputs or processes to better reflect what a market participant would consider fair value under current market conditions at the measurement date, as required by SFAS 157.

***

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC Staff comments or changes to disclosures in response to SEC Staff comments do not foreclose the SEC from taking action with respect to such filings; and

•	the Company may not assert SEC Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 765-3925 if you should need further clarification or additional information with respect to our responses.

Very truly yours,

/s/ C. Edward Chaplin
C. Edward Chaplin

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